SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BLUEKNIGHT ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

CB-Blueknight, LLC

200 Clarendon Street, Floor 54

Boston, MA 02116

Attention: Stephanie Paré Sullivan

(617) 619-5474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 09625U109

1	Names of Reporting Persons CB-Blueknight, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF/OO (1)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 9,156,484
	8	Shared Voting Power: 9,156,484 (2)
	9	Sole Dispositive Power: 9,156,484
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,312,968 (2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 33.1% (4)
14	Type of Reporting Person (See Instructions) OO (Other)

(1)	See Item 3 for additional information.
(2)	As further described in Item 3, the Reporting Persons (as defined below) may be deemed to beneficially own the Common Units (as defined below) of the Issuer (as defined below) beneficially owned by BEHI (as defined below) pursuant to the GP Holding LLC Agreement (as defined below) and the Co-Investment Agreement (as defined below).
(3)	Consists of 18,312,968 Series A Preferred Units (as defined below) which are convertible into Common Units on a one-for-one basis as described in Item 1.
(4)	See Item 5 for additional information.

1	Names of Reporting Persons Charlesbank Equity Fund VII, Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 9,156,484 (1)
	8	Shared Voting Power: 9,156,484 (2)
	9	Sole Dispositive Power: 9,156,484
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,312,968 (2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 33.1% (4)
14	Type of Reporting Person (See Instructions) PN

(1)	CB-Blueknight, LLC (“Charlesbank”) is managed by Charlesbank Equity Fund VII, Limited Partnership (“Fund VII”). Accordingly, Fund VII may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.
(2)	As further described in Item 3, the Reporting Persons may be deemed to beneficially own the Common Units of the Issuer beneficially owned by BEHI pursuant to the GP Holding LLC Agreement and the Co-Investment Agreement.
(3)	Consists of 18,312,968 Series A Preferred Units which are convertible into Common Units on a one-for-one basis as described in Item 1.
(4)	See Item 5 for additional information.

1	Names of Reporting Persons Charlesbank Equity Fund VII GP, Limited Partnership
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 9,156,484 (1)
	8	Shared Voting Power: 9,156,484 (2)
	9	Sole Dispositive Power: 9,156,484
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,312,968 (2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 33.1% (4)
14	Type of Reporting Person (See Instructions) PN

(1)	Charlesbank is managed by Fund VII. Charlesbank Equity Fund VII GP, Limited Partnership (“Fund VII GP”) is the general partner of Fund VII. Accordingly, Fund VII GP may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Fund VII GP may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Fund VII GP disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.
(2)	As further described in Item 3, the Reporting Persons may be deemed to beneficially own the Common Units of the Issuer beneficially owned by BEHI pursuant to the GP Holding LLC Agreement and the Co-Investment Agreement.
(3)	Consists of 18,312,968 Series A Preferred Units which are convertible into Common Units on a one-for-one basis as described in Item 1.
(4)	See Item 5 for additional information.

1	Names of Reporting Persons Charlesbank Capital Partners, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 9,156,484 (1)
	8	Shared Voting Power: 9,156,484 (2)
	9	Sole Dispositive Power: 9,156,484
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,312,968 (2)(3)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 33.1% (4)
14	Type of Reporting Person (See Instructions) OO

(1)	Charlesbank is managed by Fund VII. Charlesbank Capital Partners, LLC (“Charlesbank Capital”) is the general partner of Fund VII GP, which is the general partner of Fund VII. Accordingly, Charlesbank Capital may be deemed to share voting and dispositive power over the reported securities of Charlesbank; thus, Charlesbank Capital may also be deemed to be the beneficial owner of the reported securities of Charlesbank. Charlesbank Capital disclaims beneficial ownership of the reported securities of Charlesbank in excess of its pecuniary interest in the securities.
(2)	As further described in Item 3, the Reporting Persons may be deemed to beneficially own the Common Units of the Issuer beneficially owned by BEHI pursuant to the GP Holding LLC Agreement and the Co-Investment Agreement.
(3)	Consists of 18,312,968 Series A Preferred Units which are convertible into Common Units on a one-for-one basis as described in Item 1.
(4)	See Item 5 for additional information.

Item 1. Security and Issuer.

This Schedule 13D relates to common units representing limited partner interests (“Common Units”) in Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The Reporting Persons hold Series A preferred units representing limited partner interests (“Series A Preferred Units”) in the Issuer. The Series A Preferred Units are convertible into Common Units on a one-for-one basis at the holder’s option, as set forth in the Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated September 14, 2011 (the “Partnership Agreement”). The principal executive offices of the Issuer are located at 201 NW 10th, Suite 200, Oklahoma City, Oklahoma 73103.

Item 2. Identity and Background.

(a) and (f) This Schedule 13D is filed jointly by each of the following persons:

i.	CB-Blueknight, LLC, a Delaware limited liability company (“Charlesbank”);

ii.	Charlesbank Equity Fund VII, Limited Partnership, a Massachusetts limited partnership (“Fund VII”);

iii.	Charlesbank Equity Fund VII GP, Limited Partnership, a Massachusetts limited partnership (“Fund VII GP”); and

iv.	Charlesbank Capital Partners, LLC, a Massachusetts limited liability company (“Charlesbank Capital”).

Charlesbank, Fund VII, Fund VII GP and Charlesbank Capital are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule I, attached hereto, which is incorporated herein by reference.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Clarendon Street, Floor 54, Boston, MA 02116.

(c)

i.	Charlesbank’s primary business activity is to hold equity interests in Blueknight GP Holding, LLC (“GP Holding”), which owns 100% of the outstanding equity interests in Blueknight Energy Partners G.P., L.L.C. (the “General Partner”), the sole general partner of the Issuer, and to hold Series A Preferred Units.

ii.	Fund VII’s primary business activity is investing in various companies, such as Charlesbank.

iii.	Fund VII GP’s primary business activity is to hold general partner interests in Fund VII and certain of its affiliated investment funds.

iv.	Charlesbank Capital’s primary business activity is to serve as investment adviser to, and the general partner of the general partner of, Fund VII and certain of its affiliated investment funds including certain funds that have a pecuniary interest in the securities of the Issuer owned by Charlesbank that do not control Charlesbank. The investment committee of Charlesbank Capital has voting and investment power over the Series A Preferred Units held by Charlesbank. The investment committee of Charlesbank Capital consists of the Managing Directors identified on Schedule I attached hereto, each of whom disclaim beneficial ownership of the securities beneficially owned by Charlesbank, except to the extent of any pecuniary interest therein.

(d) – (e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors (the “Listed Persons”) listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As previously disclosed in the Issuer’s Current Report on Form 8-K dated October 25, 2010 and Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) filed with the Securities and Exchange Commission (the “SEC”), on October 25, 2010, the Issuer and the General Partner entered into a Global Transaction Agreement (the “Global Transaction Agreement”) with Blueknight Energy Holding, Inc. a Delaware corporation (“BEHI”), and Charlesbank, pursuant to which, among other things:

•	in exchange for aggregate consideration of approximately $140 million, the Issuer issued 10,769,231 unregistered Series A Preferred Units in a private placement (the “Private Placement”) to each of BEHI and Charlesbank and entered into a Registration Rights Agreement (as further described in Item 6 below, the “Registration Rights Agreement”) with BEHI and Charlesbank in connection therewith;

•	the Issuer issued $25 million aggregate principal amount of Convertible Subordinated Debentures (“Convertible Debentures”) to each of BEHI and Charlesbank, which upon maturity, would have been convertible into Series A Preferred Units;

•	the General Partner agreed to hold a special unitholder meeting to consider and vote on certain proposals (the “Unitholder Proposals”) as described in the Global Transaction Agreement;

•	upon the approval of the Unitholder Proposals, the parties agreed that the following transactions, among others, would take place:

•	the General Partner would amend the Issuer’s partnership agreement to reflect the approval of the Unitholder Proposals, and

•	the Issuer would undertake to complete a rights offering pursuant to which it would distribute to its existing common unitholders certain rights for each outstanding Common Unit, with each whole right entitling the holder to acquire, for a subscription price of $6.50, a newly issued Series A Preferred Unit (the “Rights Offering”).

As previously disclosed in the 2010 Form 10-K, on November 12, 2010 Charlesbank acquired from BEHI 6,285,252 subordinated units (“Subordinated Units”) and 50% of the membership interests in GP Holding. This transaction was effected through a Purchase, Sale and Co-Investment Agreement (the “Co-Investment Agreement”) dated October 21, 2010 between BEHI and Charlesbank pursuant to which (i) BEHI sold the 6,285,252 Subordinated Units to Charlesbank in exchange for an aggregate purchase price of $30 million (after which BEHI owned 6,285,252 Subordinated Units), (ii) BEHI contributed its membership interests in the General Partner to GP Holding and (iii) BEHI sold 50% of the membership interests in GP Holding to Charlesbank for an aggregate purchase price of approximately $19 million. After the termination of the subordination period, the Subordinated Units would have been convertible into Common Units on a one-for-one basis, subject to the satisfaction of certain conditions, as described in the Issuer’s Form 10-K for the year ended December 31, 2010. As described below, the Subordinated Units were cancelled in September 2011.

As previously disclosed in the Issuer’s Current Report on Form 8-K filed on May 13, 2011 with the SEC, on May 12, 2011 the Issuer, the General Partner, BEHI and Charlesbank entered into the First Amendment to the Global Transaction Agreement (the “Global Amendment”) to modify certain provisions relating to, among other things, the Unitholder Proposals.

As previously disclosed in the Issuer’s Current Report on Form 8-K filed on September 14, 2011 with the SEC, on September 14, 2011 the Unitholder Proposals were approved and as a result, BEHI and Charlesbank transferred all of their respective Subordinated Units to the Issuer and the Issuer subsequently cancelled all such Subordinated Units.

On September 27, 2011, the Issuer filed a Form 8-A with the SEC to register the Series A Preferred Units under Section 12(b) of the Act.

As previously disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, on November 9, 2011 the Issuer redeemed the Convertible Debentures and repurchased 1,612,747 Series A Preferred Units from each of BEHI and Charlesbank, after which each of BEHI and Charlesbank owned 9,156,484 Series A Preferred Units.

As previously disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 (the “2016 Q3 Form 10-Q”) filed with the SEC, on July 19, 2016 the following agreements were entered into:

•	pursuant to a Membership Interest Purchase Agreement (the “MIPA”) among BEHI, Charlesbank, Ergon Asphalt Holdings, LLC (“EAH”), a wholly owned subsidiary of Ergon, Inc. (“Ergon”), and the other parties thereto, EAH agreed to purchase 100% of the membership interests in GP Holding from BEHI and Charlesbank in exchange for aggregate cash consideration of $126.9 million;

•	pursuant to a Preferred Unit Repurchase Agreement (the “Repurchase Agreement”) among BEHI, Charlesbank and the Issuer, the Issuer agreed to purchase 6,667,695 Series A Preferred Units from each of BEHI and Charlesbank in a private placement for an aggregate purchase price of approximately $95.3 million, after which BEHI and Charlesbank will each retain 2,488,789 Series A Preferred Units; and

•	pursuant to a Contribution Agreement (the “Contribution Agreement”) among the Issuer, Blueknight Terminal Holding, L.L.C., and three indirect wholly owned subsidiaries of Ergon, Ergon has agreed (i) to contribute to the Issuer nine asphalt terminals it currently owns plus $22.1 million in cash in return for total consideration of approximately $130.9 million, which consists of the issuance of 18,312,968 of Series A Preferred Units to Ergon in a private placement, and (ii) to acquire from the Issuer an aggregate of $5.0 million of Common Units for cash in a private placement.

The transactions contemplated by the MIPA, the Repurchase Agreement and the Contribution Agreement (the “Transactions”) are each conditioned upon the simultaneous closing of the other Transactions, and a number of other closing conditions, including expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other regulatory approvals and the distribution to holders of Series A Preferred Units of an information statement on Schedule 14C. The Transactions are expected to close in 2016.

Pursuant to the Co-Investment Agreement and the Second Amended and Restated Limited Liability Company Agreement of GP Holding dated November 5, 2012 (the “GP Holding LLC Agreement”), BEHI and Charlesbank agreed to act together in certain circumstances in connection with the voting or the disposition of their securities of the Issuer. The Co-Investment Agreement may be terminated at any time by the mutual written consent of BEHI and Charlesbank. The parties’ agreement to act together under the GP Holding LLC Agreement will terminate on the date that either party ceases to be a member of GP Holding. As a result, BEHI and Charlesbank may be deemed to be members of a group for the purposes of Section 13(d)(3) of the Act (the “Group”) and Charlesbank may be deemed to beneficially own the 9,156,484 Series A Preferred Units beneficially owned by BEHI. Each Reporting Person disclaims beneficial ownership of the securities held by BEHI, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities held by BEHI for purposes of Section 13(d) or 13(g) of the Act, or any other purpose.

The descriptions of the Global Transaction Agreement, Registration Rights Agreement, Co-Investment Agreement, Global Amendment, MIPA, Repurchase Agreement, Contribution Agreement, and GP Holding LLC Agreement set forth in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as Exhibit B, Exhibit C, Exhibit D, Exhibit E, Exhibit F, Exhibit G, Exhibit H and Exhibit I, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in or incorporated by reference in Item 2, Item 3 and Item 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the Series A Preferred Units reported herein for investment purposes. The Reporting Persons may from time to time make additional purchases of Series A Preferred Units or Common Units, or dispose of Series A Preferred Units or Common Units, either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Series A Preferred Units or Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)	The information with respect to (i) the possible future conversion of Series A Preferred Units into Common Units set forth in Item 1 of this Schedule 13D, (ii) the planned disposition of 6,667,695 Series A Preferred Units set forth in Item 3 of this Schedule 13D and (iii) Ergon’s acquisition of Series A Preferred Units and Common Units set forth in Item 3 of this Schedule 13D are each hereby incorporated herein. The Issuer may grant unit awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and substitute awards to employees and directors of the Issuer and its affiliates pursuant to a long term incentive plan adopted by the General Partner. The Issuer may acquire Common Units to issue pursuant to such long term incentive plan on the open market, directly from the Issuer from other reporting persons, or otherwise.

(b)	The information with respect to the Transactions set forth in Item 3 of this Schedule 13D is hereby incorporated herein.

(c)	None.

(d)	Pursuant to the MIPA, the officers, directors and managers of GP Holding and the directors of the General Partner appointed by BEHI or Charlesbank have agreed to resign upon the closing of the Transactions. The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by the Group. Some of the Reporting Persons’ executive officers and directors may also serve as executive officers or directors of the General Partner or GP Holding. Neither the General Partner nor its board of directors is elected by the Issuer’s unitholders. As GP Holding’s sole members, the Group has the right to elect the General Partner’s entire board of directors. Other than as described above, the Reporting Persons, however, have no current intention of changing the board of directors or management of the General Partner.

(e)	The Group, which owns the General Partner through its ownership of GP Holding, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future, subject to certain limitations provided under the MIPA and the Contribution Agreement.

(f)	The information with respect to the Transactions set forth in Item 3 of this Schedule 13D is hereby incorporated herein.

(g)	None.

(h)	None.

(i)	None.

(j)	Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell any Series A Preferred Units or Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated by reference.

(a) – (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Persons (on the basis of a total of 30,147,624 Series A Preferred Units and 37,049,876 Common Units issued and outstanding as of July 28, 2016, as reported in the 2016 Q3 Form 10-Q) are as follows:

(i) Charlesbank is the sole record owner of, and has the sole power to vote and dispose of 9,156,484 (30.4%) Series A Preferred Units (on an as-converted basis, 9,156,484 (16.5%) Common Units) (the “Direct Units”). Pursuant to Rule 13d-3 of the Act and as a result of the Co-Investment Agreement and GP Holding LLC Agreement, Charlesbank may also be deemed to beneficially own 9,156,484 (30.4%) Series A Preferred Units (on an as-converted basis, 9,156,484 (16.5%) Common Units) (the “Indirect Units”) owned by BEHI. Charlesbank may be deemed to have shared voting power over the Indirect Units. In total, Charlesbank may be deemed to beneficially own 18,312,968 (60.7%) Series A Preferred Units (on an as-converted basis, 18,312,968 (33.1%) Common Units).

(ii) None of Fund VII, Fund VII GP or Charlesbank Capital directly own any Series A Preferred Units or Common Units. Charlesbank is managed by Fund VII. Fund VII GP is the general partner of Fund VII and Charlesbank Capital is the general partner of Fund VII GP. Accordingly, each of Fund VII, Fund VII GP and Charlesbank Capital may be deemed to (i) beneficially own those shares beneficially owned by Charlesbank, representing 18,312,968 (60.7%) Series A Preferred Units (on an as-converted basis, 18,312,968 (33.1%) Common Units), (ii) possess shared voting and dispositive powers with respect to the Direct Units, and (iii) possess shared voting powers with respect to the Indirect Units.

(iii) The Group may be deemed to (i) beneficially own the 18,312,968 (60.7%) Series A Preferred Units (on an as-converted basis, 18,312,968 (33.1%) Common Units) collectively beneficially owned by BEHI and Charlesbank and (ii) possess shared voting and dispositive powers with respect to these securities. The Group does not possess sole voting and dispositive powers with respect to these securities.

The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

To the knowledge of the Reporting Persons, BEHI beneficially owns 9,156,484 (30.4%) Series A Preferred Units (on an as-converted basis, 9,156,484 (16.5%) Common Units) and BEHI has the sole power to vote and dispose of the Series A Preferred Units and Common Units for which it is the record owner.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons or, to the Reporting Persons’ knowledge, BEHI.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Direct Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 is hereby incorporated herein by reference.

Pursuant to the Registration Rights Agreement, the Issuer agreed to file up to six shelf registration statements for the resale of the Common Units issued to BEHI and Charlesbank as a result of the conversion of the Series A Preferred Units issued in the Private Placement, with each of BEHI and Charlesbank permitted no more than three of such registration demands. The Registration Rights Agreement also provides BEHI and Charlesbank with piggyback registration rights with respect to underwritten primary offerings by the Issuer. However, the demand and piggyback rights of BEHI or Charlesbank expire at any time that such person and its affiliates own less than 10% of the aggregate Common Units issued as a result of the conversion of the Series A Preferred Units issued to such person and its affiliates in the Private Placement.

Pursuant to the Partnership Agreement, at the request of the General Partner or any affiliate of the General Partner (including affiliates of the General Partner at the date of the Partnership Agreement notwithstanding that such affiliate may later cease to be an affiliate of the General Partner) holding Issuer securities, each such holder of securities can request, and the Issuer shall file, up to three registration statements in the aggregate pursuant to such requests for the resale of such securities. The Partnership Agreement also provides the General Partner and its affiliates with piggyback registration rights with respect to primary offerings by the Issuer. The registration rights in the Partnership Agreement survive with respect to the General Partner and its affiliates for a period of two years after the General Partner ceases to be general partner of the Issuer.

In connection with the Issuer’s underwritten public offering of 3,300,000 Common Units pursuant to a shelf registration statement on Form S-3, as amended (File No. 333-197796), accompanying prospectus dated September 12, 2014 and the prospectus supplement dated July 20, 2016, subject to certain limited exceptions, BEHI, Charlesbank, the Issuer, the General Partner and the directors and executive officers of the General Partner have agreed (such agreements, the “Lock-Up Agreements”) that, without prior written consent of Wells Fargo Securities, LLC, and subject to specified exceptions, such entities and individuals will not, during the period ending 60 days from July 20, 2016, the date of the prospectus supplement (the “Restricted Period”), engage in certain specified transactions regarding any Common Units or any securities convertible into or exercisable or exchangeable for Common Units. In addition, these persons agree that, without prior written consent of Wells Fargo Securities, LLC, such persons will not, during the Restricted Period, make any demand for, or exercise any right with respect to, the registration of any Common Units or any security convertible into or exercisable or exchangeable for Common Units.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

The descriptions of the Registration Rights Agreement, Partnership Agreement and Lock-Up Agreements set forth in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which have been filed as Exhibit C, Exhibit J and Exhibit K, respectively, and are incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit A	Joint Filing Agreement among the Reporting Persons, dated as of September 27, 2016 (filed herewith).

Exhibit B	Global Transaction Agreement, dated as of October 25, 2010, by and among Blueknight Energy Partners G.P., L.L.C., Blueknight Energy Partners, L.P. and the purchasers set forth in Schedule I thereto (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed October 25, 2010, and incorporated herein by reference).

Exhibit C	Registration Rights Agreement, dated as of October 25, 2010, by and among Blueknight Energy Partners, L.P., Blueknight Energy Holding, Inc. and CB-Blueknight, LLC (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed October 25, 2010, and incorporated herein by reference).

Exhibit D	Purchase, Sale and Co-Investment Agreement, dated as of October 21, 2010, by and between Blueknight Energy Holding, Inc. and CB-Blueknight, LLC (filed herewith).

Exhibit E	First Amendment to Global Transaction Agreement, dated as of May 12, 2011, by and among Blueknight Energy Partners, L.P., Blueknight Energy Partners G.P., L.L.C., Blueknight Energy Holding, Inc. and CB-Blueknight, LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed May 13, 2011 and incorporated herein by reference).

Exhibit F	Membership Interest Purchase Agreement, dated as of July 19, 2016, by and among CB-Blueknight, LLC, Blueknight Energy Holding, Inc., Ergon Asphalt Holdings, LLC and the other parties thereto (filed herewith).

Exhibit G	Preferred Unit Repurchase Agreement dated as of July 19, 2016 among Blueknight Energy Partners, L.P., CB-Blueknight, LLC and Blueknight Energy Holding, Inc. (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed July 20, 2016, and incorporated herein by reference).

Exhibit H	Contribution Agreement dated as of July 19, 2016 among Blueknight Energy Partners, L.P., Blueknight Terminal Holding, L.L.C., Ergon Asphalt & Emulsions, Inc., Ergon Terminaling, Inc. and Ergon Asphalt Holdings, LLC (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed July 20, 2016, and incorporated herein by reference).

Exhibit I	Second Amended and Restated Limited Liability Company Agreement of Blueknight GP Holding, LLC dated as of November 5, 2012 (filed herewith).

Exhibit J	Fourth Amended and Restated Agreement of Limited Partnership of the Issuer, dated as of September 14, 2011 (filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed September 14, 2011, and incorporated herein by reference).

Exhibit K	Form of Lock-up Agreement (Exhibit C to the Underwriting Agreement dated July 20, 2016 among Blueknight Energy Partners, L.P., Blueknight Energy Partners G.P., L.L.C., BKEP Operating, L.L.C. and Wells Fargo Securities, LLC, filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed July 21, 2016, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2016

CB-BLUEKNIGHT, LLC

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII, LIMITED PARTNERSHIP By: Charlesbank Equity Fund VII GP, Limited Partnership, its general partner By: Charlesbank Capital Partners, LLC, its general partner

/s/ Jon M. Biotti
Name:	Jon M Biotti
Title:	Managing Director

CHARLESBANK EQUITY FUND VII GP, LIMITED PARTNERSHIP By: Charlesbank Capital Partners, LLC, its general partner

/s/ Jon M. Biotti
Name:	Jon M. Biotti
Title:	Managing Director

CHARLESBANK CAPITAL PARTNERS, LLC

/s/ Jon M. Biotti
Name:	Jon M Biotti
Title:	Managing Director

SCHEDULE I1

The name and business address of each of the executive officers, managers and directors of each of the Reporting Persons are set forth below. The present principal occupation or employment of each of the executive officer, managers and directors of each of the Reporting Persons are also set forth below (outside of similar positions held with respect to other entities directly or indirectly managed or advised by the Issuer or Charlesbank).

CB-Blueknight, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Jon M. Biotti	Managing Director (also Managing Director of Charlesbank Capital Partners, LLC)	(1)	United States
Michael W. Choe	President (also Managing Director & President of Charlesbank Capital Partners, LLC)	(1)	United States
John K. Fiyod	Treasurer (also Chief Financial Officer of Charlesbank Capital Partners, LLC)	(1)	United States
Stephanie Paré Sullivan	Secretary (also General Counsel & Chief Administrative Officer of Charlesbank Capital Partners, LLC)	(1)	United States

Charlesbank Equity Fund VII, Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

Charlesbank Equity Fund VII GP, Limited Partnership

Name	Present Principal Occupation or Employment	Business Address	Citizenship
N/A

Charlesbank Capital Partners, LLC

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Samuel P. Bartlett	Managing Director	(1)	United States
Joshua N. Beer	Managing Director	(1)	United States
Jon M. Biotti	Managing Director	(1)	United States
J. Ryan Carroll	Managing Director	(1)	United States
Michael W. Choe	Managing Director & President	(1)	United States
Kim G. Davis	Managing Director	(1)	United States
Michael R. Eisenson	Managing Director & Chief Executive Officer	(1)	United States
John K. Fiyod	Chief Financial Officer	(1)	United States
Andrew S. Janower	Managing Director	(1)	United States
Joshua A. Klevens	Managing Director	(1)	United States
Tim R. Palmer	Managing Director & Chief Operating Officer	(1)	United States
Jason W. Pike	Managing Director	(1)	United States
Stephanie Paré Sullivan	General Counsel & Chief Administrative Officer	(1)	United States
Brandon C. White	Managing Director	(1)	United States

[1]	All business addresses are c/o Charlesbank Capital Partners, LLC, 200 Clarendon St, 54th floor, Boston, MA 02116.